Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132911

3,700,000 Units 100% Principal Protected Notes Linked to the Value of an Asian Currency Basket (the “Notes”) Due September 9, 2008 $10 principal amount per Unit Final Term Sheet No. 2837	Pricing Date Settlement Date Maturity Date CUSIP No.	August 29, 2007 September 6, 2007 September 9, 2008 59022W430

Merrill Lynch & Co., Inc.

•      127% participation in increases in the Asian Currency Basket

•      100% principal protection

•      A maturity of approximately 12 months

•      No periodic interest payments

•      The Notes will not be listed on any securities exchange.

The Notes will have the terms specified in this preliminary term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Notes Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement CURR-1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Notes Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$37,000,000
Underwriting discount (1)	$.10	$370,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc	$9.90	$36,630,000

1)	The public offering price and underwriting discount for any purchase of 100,000 units or more will be $9.95 per unit and $.05 per unit, respectively. This pricing description will apply to any single transaction by an individual investor.

Merrill Lynch & Co.

August 29, 2007

Summary

The 100% Principal Protected Notes Linked to an Asian Currency Basket due September 9, 2008 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide investors with a 127% participation rate in increases in the value of the Asian Currency Basket (the “Basket”) from the Starting Value of the Basket on the Pricing Date to the Ending Value of the Basket determined on the valuation date shortly prior to the Maturity Date of the Notes. The value of the Basket will increase if the value of the Basket’s long currencies (the Chinese renminbi (yuan), Malaysian ringgit, Indonesian rupiah and Singapore dollar (the “Long Basket Components”)) appreciate against the Basket’s short currency (the United States dollar (the “Short Basket Component” and, together with the Long Basket Components, the “Basket Components”)). The value of the Basket will decrease if the value of the Long Basket Components depreciates against the Short Basket Component. Investors must be willing to forego interest payments on the Notes.

# Terms of the Notes

| | |
|---|---|
| **Issuer:** | Merrill Lynch & Co., Inc. |
| **Original Offering Price:** | $10 per unit |
| **Term:** | Approximately 12 months |
| **Starting Value:** | The Starting Value of the Basket was set to 100 on the Pricing Date. |
| **Ending Value:** | The closing level of the Basket on the Valuation Date. |
| **Valuation Date:** | The seventh scheduled Business Day (as defined in product supplement CURR-1) immediately prior to the maturity date. |
| **Participation Rate:** | The Participation Rate is 127%. |

# Determining Payment at Maturity for the Notes

On the maturity date, you will receive a cash payment per unit denominated in U.S. dollars, equal to the Redemption Amount. If the value of the Basket is unchanged or decreases from the Starting Value to the Ending Value, you will receive only the original offering price per unit.

The "Redemption Amount" per unit to which you will be entitled will depend on the direction of and the percentage change in the value of the Basket, and will be determined as set forth below:

Determine the Starting Value and Ending Value
Is the Ending Value greater than the Starting Value?
Yes
You will receive $10 original offering price per unit plus a supplemental redemption amount equal to:
$\$10 \times \left( \text{Participation Rate} \times \left( \frac{\text{Ending Value} - \text{Starting Value}}{\text{Starting Value}} \right) \right)$
No
You will receive per unit:
$10
The Redemption Amount cannot be less than $10.

100% Principal Protected Notes	TS-2

Hypothetical Payout Profile

This table reflects the hypothetical returns on the Notes, including a Participation Rate of 127%. The orange line reflects the hypothetical returns on the Notes, while the dotted blue line reflects the return of an investment in the Basket Components.

This table has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of Redemption Amount calculations including a Participation Rate of 127%:

Example 1—The hypothetical Ending Value is equal to 50% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 50

The Redemption Amount (per unit) = US$10.00	(The Redemption Amount cannot be less than $10.00 per unit)

Example 2—The hypothetical Ending Value is equal to 105% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 105

Redemption Amount (per unit) =	$10 +	($10 ×	(127% ×	(105 - 100)))	= US$10.635
100

Example 3—The hypothetical Ending Value is equal to 115% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 115

Redemption Amount (per unit) =	$10 +	($10 ×	(127% ×	(115 - 100)))	= US$11.905
100

100% Principal Protected Notes	TS-3

The following table illustrates, for the Starting Value of 100 and a range of hypothetical Ending Values of the Basket:

•	the percentage change from the Starting Value to the hypothetical Ending Value;
•	the total amount payable on the maturity date per unit;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•	the pretax annualized rate of return in United States dollars on an investment in the Basket Components.

The table below includes a Participation Rate of 127%.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return on the Basket Components(1)(2)
75.00	-25.00%	$10.00	0.00%	0.00%	-26.59%
80.00	-20.00%	$10.00	0.00%	0.00%	-20.95%
85.00	-15.00%	$10.00	0.00%	0.00%	-15.49%
90.00	-10.00%	$10.00	0.00%	0.00%	-10.18%
95.00	-5.00%	$10.00 (4)	0.00%	0.00%	-5.02%
100.00 (3)	0.00%	$10.00	0.00%	0.00%	0.00%
105.00	5.00%	$10.64	6.35%	6.20%	4.90%
110.00	10.00%	$11.27	12.70%	12.22%	9.68%
115.00	15.00%	$11.91	19.05%	18.06%	14.35%
120.00	20.00%	$12.54	25.40%	23.75%	18.92%
125.00	25.00%	$13.18	31.75%	29.30%	23.40%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from September 6, 2007 to September 6, 2008, a term equal to that of the Notes.

(2)	The pretax annualized rates of return specified in this column assume that the underlying currency positions will be converted into United States dollars at the same time and at the same Exchange Rates as those in the Basket.

(3)	The Starting Value was set to 100 on the Pricing Date.

(4)	The amount you receive on the maturity date will not be less than $10 per unit.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, as calculated based upon the Exchange Rates (as defined below) on the day the Ending Value is determined, Participation Rate and the term of your investment.

100% Principal Protected Notes	TS-4

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	You may not earn a return on your investment.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	You must rely on your own evaluation of the merits of an investment linked to the Basket.

•	The return on your Notes depends on the values of the Basket Components, which are affected by many complex factors outside of our control.

•	Even though currency trades around-the-clock, your Notes will not, and the prevailing market prices for your Notes may not reflect the underlying currency prices and rates.

•	A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Potential conflicts of interest could arise.

Additional Risk Factors

The exchange rate of the Chinese renminbi is currently managed by the Chinese government

On July 21, 2005, the People’s Bank of China, with the authorization of the State Council of the People’s Republic of China, announced that the Chinese renminbi (yuan) exchange rate would no longer be pegged to the United States dollar and would float based on market supply and demand with reference to a basket of currencies. According to public reports, the governor of the People’s Bank of China has stated that the basket is composed mainly of the United States dollar, the European Union euro, the Japanese yen and the South Korean won. Also considered, but playing smaller roles, are the currencies of Singapore, the United Kingdom, Malaysia, Russia, Australia, Canada and Thailand. The weight of each currency within the basket has not been announced.

The initial adjustment of the Chinese renminbi (yuan) exchange rate was an approximate 2% revaluation from an exchange rate of 8.28 renminbi (yuan) per United States dollar to 8.11 renminbi (yuan) per United States dollar and, as of the Pricing Date was 7.5505 renminbi (yuan) per United States dollar. The People’s Bank of China has also announced that the daily trading price of the United States dollar against the renminbi (yuan) in the inter-bank foreign exchange market will continue to be allowed to float within a band of 0.3 percent around the central parity published by the People’s Bank of China, while the trading prices of the non-United States dollar currencies against the renminbi (yuan) will be allowed to move within a certain band announced by the People’s Bank of China. The People’s Bank of China will announce the closing price of a foreign currency such as the United States dollar traded against the renminbi (yuan) in the inter-bank foreign exchange market after the closing of the market on each working day, and will make it the central parity for the trading against the renminbi (yuan) on the following working day. The People’s Bank of China has stated that it will make adjustments of the renminbi (yuan) exchange rate band when necessary according to market developments as well as the economic and financial situation.

Despite the recent change in their exchange rate regime, the Chinese government continues to manage the valuation of the renminbi (yuan), and, as currently managed, its price movements are unlikely to contribute significantly to either an increase or decrease in the value of the Basket. However, further changes in the Chinese government’s management of the renminbi (yuan) could result in a significant movement in the United States dollar/renminbi (yuan) exchange rate. Assuming the value of all other Basket Components remain constant, a decrease in the value of the renminbi (yuan), whether as a result of a change in the government’s management of the currency or for other reasons, would result in a decrease in the value of the Basket.

100% Principal Protected Notes	TS-5

Investor Considerations

You may wish to consider an investment in the Notes:	The Notes may not be appropriate investments for you if:

•     You anticipate that the level of the Basket will increase from the Starting Value to the Ending Value.

•     You accept that you may only receive your original investment amount if the value of the Basket is unchanged or decreases from the Starting Value to the Ending Value.

•     You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•     You are willing to accept that a trading market for the Notes is not expected to develop.

•     You anticipate that the level of the Basket will decrease from the Starting Value to the Ending Value or that the level of the

        Basket will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•     You seek an investment that provides a guaranteed redemption amount above the principal.

•     You seek interest payments or other current income on your investment.

•     You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

100% Principal Protected Notes	TS-6

The Basket

The Basket is designed to allow investors to participate in exchange rate movements of the currencies included in the Basket, as reflected by changes in the United States dollar value of the Basket, from the Starting Value to the Ending Value. The currencies that will compose the Basket are the United States dollar, Chinese renminbi (yuan), Malaysian ringgit, Indonesian rupiah and the Singapore dollar. Each Basket Component will be weighted as set forth in the table below. Those currencies with positive weightings in the Basket can be viewed as long positions in the Chinese renminbi (yuan), Malaysian ringgit, Indonesian rupiah and the Singapore dollar (collectively the “Long Basket Components”). The Long Basket Components will be initially weighted equally. The currency with a negative weighting in the Basket can be viewed as a short position in the United States dollar (the “Short Basket Component”), which would require the future purchase of the Short Basket Component to repay the short position.

On the Pricing Date, a fixed factor (the “Multiplier”) will be determined for each Basket Component based upon the weighting of that Basket Component. The Multiplier will be calculated by dividing the initial weighting of each Basket Component by the initial Exchange Rate, as defined below, for that Basket Component on the Pricing Date, and rounding to four decimal places. The Multiplier for each Basket Component will remain fixed over the term of the Notes and can be used to calculate the value of the Basket on any given day as described below.

As Exchange Rates (as defined below) move, the United States dollar value of each Basket Component will vary based on the appreciation or depreciation of that Basket Component. Any appreciation in a Long Basket Component relative to the United States dollar, assuming the Exchange Rates of all other Basket Components remain the same, will result in an increase in the value of the Basket. Conversely, any depreciation in a Long Basket Component relative to the United States dollar, assuming the Exchange Rates of all other Basket Components remain the same, will result in a decrease in the value of the Basket.

To compute the Basket value on any day, (i) the Multiplier of each Basket Component should be multiplied by the then current Exchange Rate for that Basket Component, (ii) the resulting products summed and (iii) the total added to 100. For example, if the value of the Chinese yuan appreciates from 0.132442 CNY/USD, its value on the Pricing Date, to 0.139064 CNY/USD, then the Chinese yuan contribution to the value of the Basket would equal 26.2500 (the Multiplier for the Chinese yuan, 188.7619, multiplied by 0.139064). The appreciation in the Chinese yuan would increase the value of the Basket because of the long position. If the value for the Malaysian ringgit depreciates from 0.285364 MYR/USD, its value on the Pricing Date, to 0.279657 MYR/USD, then the Malaysian ringgit contribution to the value of the Basket would equal 24.5000 (the Multiplier for the Malaysian ringgit, 87.6074, multiplied by 0.279657). The depreciation in the Malaysian ringgit would decrease the value of the Basket because of the long position. Based on the above, assuming the Exchange Rates of the other Basket Components remain the same, the new value of the Basket would be 100.7500 (the sum of the products of the Multiplier and the Exchange Rate for each Basket Component plus 100, rounded to two decimal places). The United States dollar contribution to the value of the Basket will remain constant at -100.00.

As of the Pricing Date, for each Basket Component, the initial weighting, initial Exchange Rate, the Multiplier and initial Basket contribution are as follows:

Basket Component	Iso Code	Initial Weighting	Initial Exchange Rate(1)	Multiplier(2)	Initial Basket Contribution
United States dollar	USD	-100.00	1.000000	-100.0000	-100.0000

Chinese renminbi (yuan)	CNY	25.00	0.132442	188.7619	25.0000

Malaysian ringgit	MYR	25.00	0.285364	87.6074	25.0000

Indonesian rupiah	IDR	25.00	0.000106	235,849.0566	25.0000

Singapore dollar	SGD	25.00	0.655093	38.1625	25.0000

(1)	This is the Exchange Rate (as defined below) of each Basket Component on the Pricing Date.

(2)	The Multiplier equals the initial weighting of each Basket Component divided by the initial Exchange Rate of that Basket Component on the Pricing Date, and rounded to four decimal places.

For purposes of determining a Basket value, the “Exchange Rates”:

(i) for the Chinese renminbi (yuan) will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Chinese renminbi (yuan) can be exchanged as reported by Reuters Group PLC (“Reuters”) on page SAEC, or any substitute page thereto;

(ii) for the Malaysian ringgit will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Malaysian ringgit can be exchanged as reported by Reuters on page ABSIRFIX01, or any substitute page thereto;

(iii) for the Indonesian rupiah will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Indonesian rupiah can be exchanged as reported by Reuters on page ABSIRFIX01, or any substitute page thereto; and

(iv) for the Singapore dollar will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Singapore dollar can be exchanged as reported by Reuters on page ABSIRFIX01, or any substitute page thereto.

The initial Exchange Rates will be equal to the currency exchange rates on the Pricing Date as reported by:

(i) Reuters on page SAEC, or any substitute page thereto, at approximately 9:30 a.m. in Beijing, China for the Chinese renminbi (yuan);

(ii) Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore for the Malaysian ringgit;

100% Principal Protected Notes	TS-7

(iii) Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore for the Indonesian rupiah; and

(iv) Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore for the Singapore dollar.

For purposes of determining the Ending Value, the Exchange Rates will be those rates as reported by:

(i) Reuters on page SAEC, or any substitute page thereto, at approximately 9:30 a.m. in Beijing, China for the Chinese renminbi (yuan);

(ii) Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore for the Malaysian ringgit;

(iii) Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore for the Indonesian rupiah; and

(iv) Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore for the Singapore dollar.

If the currency exchange rates are not so quoted on Reuters page SAEC Reuters page ABSIRFIX01 (as applicable), or any substitute page thereto, then the Exchange Rates used to determine the Starting Value or the Ending Value, as applicable, will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”). If the Noon Buying Rate is not announced on that date, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rates will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant date.

While historical information on the Basket did not exist before the Pricing Date, the following graph sets forth the hypothetical historical month-end values of the Basket from January 2002 through July 2007 based upon historical Exchange Rates, the Multipliers indicated above and a Basket value of 100 on the Pricing Date. The historical data used in this graph reflects the historical currency rates available on Bloomberg, which may not be identical to those determined at the fixing times set forth above. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any upward or downward trend in the hypothetical historical value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the Notes.

100% Principal Protected Notes	TS-8

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement CURR-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement CURR-1.

Characterization of the Notes. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the Notes. The following summary assumes that the Notes will be treated as debt instruments of ML&Co. for United States federal income tax purposes.

General. On August 30, 2004, the Treasury Department issued final regulations (the “Foreign Currency Regulations”) under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”), addressing the United States federal income tax treatment of debt instruments having terms similar to the Notes. In general, under the Foreign Currency Regulations, since the amount payable on the maturity date with respect to a Note in excess of the Original Offering Price of the Note, if any, will be determined by reference to the value of the Basket while repayment of 100% of the Original Offering Price of each Note will not be affected by changes in the value of the Basket, the Notes will be taxed pursuant to the rules contained in certain final Treasury regulations (the “CPDI Regulations”) addressing the proper United States federal income tax treatment of contingent payment debt instruments. The CPDI Regulations generally require a U.S. Holder of this type of an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

Interest Accruals. Each year, a U.S. Holder will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though such holder will not receive any payments until the maturity date. ML&Co. will have determined this estimated yield, in accordance with the CPDI Regulations, solely in order for a U.S. Holder to calculate the amount of taxes that such holder will owe each year as a result of owning a Note. This estimated yield will not be either a prediction or a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

Sale or Exchange of the Notes. Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Tax Accrual Table. The following table sets forth the amount of interest that will be deemed to accrue with respect to each Note during each accrual period over the term of the Notes based upon the projected payment schedule for the Notes (including both the Projected Supplemental Redemption Amount equal to $0.5293 per Unit of the Notes and the estimated yield equal to 5.2325% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes:

Accrual Period	Interest deemed to accrue on Notes during accrual period (per Unit of the Notes)	Total interest deemed to have accrued on Notes as of end of accrual period (per Unit of the Notes)
September 6, 2007 through March 6, 2008	$0.2609	$0.2609
March 7, 2008 through September 9, 2008	$0.2684	$0.5293

Projected Supplemental Redemption Amount = $0.5293 per Unit of the Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement CURR-1.

100% Principal Protected Notes	TS-9

Experts

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this term sheet by reference from ML&Co.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006, and the three-month and six-month periods ended June 29, 2007 and June 30, 2006 which are incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in ML&Co.’s Quarterly Reports on Form 10-Q for the quarters ended March 30, 2007 and June 29, 2007 (which reports include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Additional Terms of the Notes

You should read this term sheet, together with the documents listed below (collectively, the “Notes Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement CURR-1 dated August 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507172162/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

100% Principal Protected Notes	TS-10